Free Writing Prospectus dated April 30, 2026

(to Prospectus dated July 31, 2025 and

Preliminary Prospectus Supplement dated April 30, 2026)

Filed pursuant to Rule 433

Registration Statement No. 333-289121

PRICING TERM SHEET

U.S. $1,250,000,000 4.968% SENIOR NON-PREFERRED FIXED RATE NOTES DUE 2031

(the “Notes”)

This Free Writing Prospectus relates only to the Notes described below and should only be read together with the preliminary prospectus supplement dated April 30, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated July 31, 2025 relating to these Notes (the “Prospectus”) and the Form 6-K of the Issuer submitted to the U.S. Securities and Exchange Commission on April 30, 2026, which contains certain information on the Issuer’s financial condition and results of operations as of and for the three months ended March 31, 2026. Terms and expressions used but not defined herein shall have the same meanings as defined in the Preliminary Prospectus Supplement or Prospectus, as applicable.

Issuer:	Banco Bilbao Vizcaya Argentaria, S.A.

Expected Issue Ratings: *	Baa1 Moody’s / A- S&P / A- Fitch

Issuer Ratings: *	A2 Moody’s / A+ S&P / A- Fitch

Instrument:	Senior Non-Preferred

Principal Amount:	U.S. $1,250,000,000

Form of Issuance:	SEC Registered

Pricing Date:	April 30, 2026

Issue Date / Settlement Date: **	May 8, 2026 (T+6)

Stated Maturity Date:	May 8, 2031

CUSIP / ISIN:	05946K AX9 / US05946KAX90

Benchmark Treasury:	3.875% due March 31, 2031

Benchmark Treasury Yield:	4.018%

Spread to Benchmark Treasury:	UST+ 95 bps

Re-offer Yield:	4.968%

Coupon:	Subject to any redemption prior to the Maturity Date, the Notes will bear interest from (and including) the Issue Date to (but excluding) the Maturity Date at a fixed rate of 4.968% per annum.

Interest Payment Dates:	Semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2026 up to (and including) the stated maturity date or any date of earlier redemption of the Notes.

Price to Public:	100.000% of the principal amount

Underwriting Discount:	0.280%

Aggregate Proceeds to Issuer (Before Expenses):	U.S. $1,246,500,000

Day Count Fraction / Business Day Convention:	30/360 (following business day, unadjusted)

Business Days:	New York City, London and Madrid

Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Expected Listing:	New York Stock Exchange

Trustee, Paying Agent, Transfer Agent and Security Registrar:	The Bank of New York Mellon, acting through its London Branch (except with respect to its role as Security Registrar)

Redemption Provisions:

Tax call: All or part at 100% of principal and accrued but unpaid interest for the Notes

Eligible Liabilities Event call: All (but not less than all) at 100% of principal and accrued but unpaid interest for the Notes

Clean-up call: In whole but not in part at 100% of principal and accrued but unpaid interest if Notes representing, in the aggregate, 75% or more of the aggregate principal amount of the Notes (including, both in the numerator and the denominator, (i) any Notes issued after the Issue Date and (ii) any Notes which have been cancelled by the Trustee following their surrender for cancellation in accordance with the indenture) have been purchased by or on behalf of the Issuer or any member of the Group.

Any such redemption shall be in compliance with Applicable Banking Regulations then in force, and subject to the prior consent of the Regulator if required pursuant to such regulations.

Purchases of the Notes:	The Issuer or any member of the Group or any other legal entity acting on behalf of the Issuer may purchase or otherwise acquire any of the outstanding Notes at any price in the open market or otherwise, subject to such purchase being in compliance with Applicable Banking Regulations then in force, and subject to the prior consent of the Regulator if required pursuant to such regulations. Upon their acquisition, such Notes may be held, resold or, at the option of the Issuer, surrendered to the Trustee for cancellation (subject to such holding, resale or cancellation being in compliance with Applicable Banking Regulations). Any such purchased Notes will cease to be deemed “outstanding” under the indenture (i) for so long as such purchased Notes are held by the Issuer or any member of the Group or any other legal entity acting on behalf of the Issuer or (ii) if such purchased Notes have been surrendered to the Trustee for cancellation.

Governing Law:	New York law, except that the authorization and execution by the Issuer of the indenture, the authorization, issuance and execution by the Issuer of the Notes shall be governed by and construed in accordance with the common laws (derecho común) of Spain. In addition, certain provisions related to the status and ranking of the Notes, the waiver of the right of set-off and the agreement by holders with respect to the exercise and effects of the Spanish Bail-in Power shall be governed by and construed in accordance with the common laws (derecho común) of Spain. See “Certain Terms of the Notes—Governing Law” in the Preliminary Prospectus Supplement.

Submission to Jurisdiction:	The Issuer irrevocably submits to the non-exclusive jurisdiction of any U.S. federal or state court in the Borough of Manhattan, the City of New York, New York, in any suit or proceeding arising out of or relating to the Indenture or the Notes and irrevocably waives, to the extent it may effectively do so, any objection which it may have now or hereafter to the laying of the venue of any such suit or proceeding, except that the Spanish courts in the city of Madrid have exclusive jurisdiction in respect of a Bail-in Dispute. See “Certain Terms of the Notes—Submission to Jurisdiction” in the Preliminary Prospectus Supplement.

U.S. Federal Tax Considerations:	See the section of the Prospectus entitled “U.S. Federal Tax Considerations” for a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the Notes to the U.S. holders described therein.

Spanish Tax Considerations:

Exemption from Spanish withholding tax applies subject to compliance with certain Spanish tax requirements, including the timely provision by the Paying Agent of a duly executed and completed payment statement (the “Payment Statement”).

If the Paying Agent fails to deliver a duly executed and completed Payment Statement on a timely basis, in respect of an Interest Payment Date or in connection with a redemption of the Notes, then the related Payment Amount (as defined in the Preliminary Prospectus Supplement) will be subject to Spanish withholding tax, currently at the rate of 19%. If this occurs, the Issuer will not pay Additional Amounts and holders will have to apply directly to the Spanish tax authorities for any refund to which they may be entitled. See “Certain Terms of the Notes—Maintenance of Tax Procedures” and “Spanish Tax Considerations” in the Preliminary Prospectus Supplement.

Substitution and Modification and Agreement with Respect Thereto:

If an Eligible Liabilities Event or a Tax Event occurs with respect to the Notes, including as a result of any change in law or regulation or the application or official interpretation thereof, the Issuer may, under certain circumstances and without any requirement for the consent or approval of the Trustee or the holders or beneficial owners of such Notes, substitute all (but not less than all) of such Notes or modify the terms of all (but not less than all) of such Notes, so that such Notes are substituted for, or their terms are modified to become again, or remain, Qualifying Securities (as defined in the Preliminary Prospectus Supplement).

By its acquisition of any Note or any beneficial interest therein, each holder and beneficial owner of such Note (i) acknowledges, accepts, consents to and agrees to be bound by any substitution of or modification to the terms of the Notes as set forth above and to grant to the Issuer and the Trustee full power and authority to take any action and/or to execute and deliver any document in the name and/or on behalf of such holder or beneficial owner, as the case may be, which is necessary or convenient to complete the substitution of or modification to the terms of the Notes, as applicable; and (ii) to the extent permitted by the Trust Indenture Act, waives any and all claims, in law and/or in equity, against the Trustee and/or the Issuer for, agrees not to initiate a suit against the Trustee and/or the Issuer in respect of, and agrees that neither the Trustee nor the Issuer shall be liable for, any action that the Trustee or the Issuer takes, or abstains from taking, in either case in connection with the substitution of or modification to the terms of the Notes upon the occurrence of an Eligible Liabilities Event or a Tax Event.

See “Certain Terms of the Notes—Substitution and Modification” in the Preliminary Prospectus Supplement.

Agreement and Acknowledgment with Respect to Exercise of Spanish Bail-In Power:

By its acquisition of any Notes, each holder (including, for these purposes, each holder of a beneficial interest in such Notes) acknowledges, accepts, consents to and agrees to be bound by: (i) the exercise and effects of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority, which may be imposed with or without any prior notice with respect to the Notes, and may include and result in any of the following, or some combination thereof: (a) the reduction or cancellation of all, or a portion, of the Amounts Due on such Notes; (b) the conversion of all, or a portion, of the Amounts Due on such Notes into shares, other securities or other obligations of the Issuer or another person (and the issue to or conferral on the holder of any such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of such Notes; (c) the cancellation of such Notes; (d) the amendment or alteration of the maturity of such Notes or amendment of the amount of interest payable on such Notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and (ii) the variation of the terms of the Notes, or the rights of the holders thereunder or under the Indenture, as deemed necessary by the Relevant Spanish Resolution Authority, to give effect to the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

No repayment or payment of Amounts Due on the Notes will become due and payable or be paid after the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority if, and to the extent that such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

See “Certain Terms of the Notes—Agreement and Acknowledgment with Respect to the Exercise of the Spanish Bail-in Power” in the Preliminary Prospectus Supplement.

Status and Ranking:	The payment obligations of the Issuer under the Notes on account of principal shall be direct, unconditional, unsubordinated and unsecured obligations of the Issuer and, upon the insolvency (concurso de acreedores) of the Issuer, in accordance with and only to the extent permitted by the Insolvency Law and any other applicable laws relating to or affecting the enforcement of creditors’ rights in Spain (including, without limitation, Additional Provision 14 of Law 11/2015), but subject to any other ranking that may apply as a result of any mandatory provision of law (or otherwise), the payment obligations of the Issuer under the Notes with respect to claims for principal (which claims will constitute ordinary claims) will rank: (i) junior to any (a) privileged claims (créditos privilegiados) (which shall include, among other claims, any claims in respect of deposits for the purposes of Additional Provision 14.1 of Law 11/2015), (b) claims against the insolvency estate (créditos contra la masa), and (c) Senior Preferred Obligations; (ii) pari passu without any preference or priority among themselves and with all other Senior Non-Preferred Obligations; and (iii) senior to all subordinated obligations of, or claims against, the Issuer (créditos subordinados), present and future, such that any relevant claim on account of principal in respect of the Notes will be satisfied, as appropriate, only to the extent that all claims ranking senior to it have first been satisfied in full, and then pro rata with any claims ranking pari passu with it, in each case as provided herein.

Moreover, the Issuer’s obligations under the Notes are subject to, and may be limited by, the exercise of the Spanish Bail-in Power by the Relevant Spanish Resolution Authority.

See “Certain Terms of the Notes—Status and Ranking of the Notes” in the Preliminary Prospectus Supplement.

Event of Default:	Except as set forth under “Certain Terms of the Notes—Events of Default” in the Preliminary Prospectus Supplement, “Event of Default”, wherever used with respect to the Notes, means that an order shall have been made by any competent court commencing insolvency proceedings (procedimiento concursal) against the Issuer or an order of any competent court or administrative agency shall have been made or a resolution shall have been passed by the Issuer for the dissolution or winding up of the Issuer. There are no other Events of Default under the Notes.

Use of Proceeds:	General corporate purposes

Target Market / PRIIPs / CCI / Retail Restriction:	MiFID II - professionals / ECPs-only / No EEA PRIIPs KID or UK CCI product summary /– Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document (KID) or product summary under the United Kingdom’s Financial Conduct Authority’s Product Disclosure Sourcebook has been prepared as not available to retail investors in the EEA or in the United Kingdom. No sales to retail clients (as defined in MiFID II and the United Kingdom Financial Conduct Authority’s Conduct of Business Sourcebook (COBS) 3.4) in the EEA or in the United Kingdom. The Notes are incompatible with the knowledge, experience, needs, characteristics and objectives of clients which are retail clients.

Joint Bookrunners:	Barclays Capital Inc. BBVA Securities Inc. BofA Securities, Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC TD Securities (USA) LLC UBS Securities LLC

Co-Managers:	Intesa Sanpaolo S.p.A. Bankinter, S.A. DNB Carnegie, Inc. Erste Group Bank AG La Banque Postale Scotia Capital (USA) Inc. Unicaja Banco, S.A.

Capitalization Table:	The amounts set forth in the Issuer’s capitalization table on page S-35 of the Preliminary Prospectus Supplement, as of March 31, 2026, are updated as follows:
		As of March 31, 2026
		Actual	As adjusted
		(in millions of euros)
	Outstanding indebtedness(1)
	Short-term indebtedness(2)	18,665	18,665
	Long-term indebtedness	75,426

	Total indebtedness(3)	94,090
	Stockholders’ equity
	Ordinary shares	2,761	2,761
	Ordinary shares held by consolidated companies	(540)	(540)
	Reserves	72,581	72,581
	Dividends	—	—
	Accumulated other comprehensive income	(18,533)	(18,533)

	Total shareholders’ equity	56,269	56,269
	Preferred shares	—	—
	Non-controlling interest	4,534	4,534

	Total capitalization and indebtedness	154,893

(1)   No third party has guaranteed any of the debt of the BBVA Group.

(2)   Includes all outstanding promissory notes and bonds, debentures and subordinated debt (including preferred securities) with a remaining maturity of up to one year as of March 31, 2026.

(3)   Approximately 8% of the BBVA Group’s indebtedness was secured as of March 31, 2026.

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

***

BBVA Securities Inc., which is participating in this offering as a Joint Bookrunner, is a wholly-owned subsidiary of BBVA. The offering is being conducted pursuant to FINRA Rule 5121. See “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement, the Form 6-K of the Issuer submitted to the U.S. Securities and Exchange Commission on April 30, 2026, which contains certain information on the Issuer’s financial condition and results of operations as of and for the three months ended March 31, 2026, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from Barclays Capital Inc. by calling +1-888-603-5847, BBVA Securities Inc.

by calling +1-800-422-8692, BofA Securities, Inc. by calling +1-800-294-1322, BNP Paribas Securities Corp. by calling +1-800-854-5674, J.P. Morgan Securities LLC by calling +1-212-834-4533, TD Securities (USA) LLC by calling 1-855-495-9846 and UBS Securities LLC by calling +1-833-481-0269.

This pricing term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, as amended.